ArcelorMittal announces acquisition of Mid Vol Coal Group.

Luxembourg, 23 June 2008 - ArcelorMittal, the world's largest integrated metals and mining company, today announced that it has signed an agreement to acquire the Mid Vol Coal Group.

Mid Vol, located in southern West Virginia and southwestern Virginia in the Central Appalachian Coal Basin, produced 1.5 million tons of metallurgical coking coal in 2007 and has estimated recoverable saleable reserves and resources in excess of 85 million tons.

Commenting, Aditya Mittal, Chief Financial Officer and member of ArcelorMittal’s Group Management Board said:

“This acquisition further increases our upstream self sufficiency in a primary raw material during a time when metallurgical coking coal demand on a global scale remains strong. ArcelorMittal is currently the largest customer of Mid Vol and the quality of the coal produced meets that demanded by our coke making facilities. It is our intention to double the production level at Mid Vol in the short to medium term and permits have recently been granted to the operation which will facilitate this.”